UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SMG Indium Resources Ltd.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

Matthew Flemming

c/o SMG Indium Resources Ltd.

710 N. Post Road, Suite 400

Houston, Texas 77024

(713) 821-3153

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flemming Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 600,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 78454K102	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Flemming
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 600,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78454K102	13D	Page 4 of 5 Pages

Item 1.  Security and Issuer.

 This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Indium Resources Ltd. (the “Issuer”). The Issuer’s principal executive office is located at 710 N. Post Road, Suite 400, Houston, Texas 77024.

Item 2.  Identity and Background.

(a)	This statement is filed by the Flemming Family Trust (the “Trust”) and Matthew Flemming (the “Trustee”).

(b)	The address for the Trust and the Trustee is c/o SMG Indium Resources Ltd., 710 N. Post Oak Road, Suite 400, Houston, Texas 77024.

(c)	The Trustee is the Chairman and Chief Executive Officer of the Issuer.

(f)	The Trust is organized in the State of Texas and the Trustee is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Trust acquired 600,000 shares of the Issuer’s Common Stock (the “Shares”) pursuant to the Agreement and Plan of Share Exchange entered into by and between the Issuer, MG Cleaners LLC and all of the members of MG Cleaners LLC on September 19, 2017. In connection with the transaction, the Trust exchanged all of the membership interests of MG Cleaners LLC owned by the Trust for the Shares.

Item 4.  Purpose of Transaction.

 See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)	The Trust and the Trustee, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of the Trust, are each deemed to be the beneficial owner of 600,000 shares of Common Stock of the Issuer, which represents 8.4% of the Issuer’s issued and outstanding shares of Common Stock, based on 7,125,190 shares of the Issuer’s Common Stock issued and outstanding as of the date hereof.

(b)	Number of Shares as to which the Trust and the Trustee have:

(i)	Sole power to vote or to direct the vote

The Trust and the Trustee each have sole voting power with respect to zero shares of the Issuer’s Common Stock;

(ii)	Shared power to vote or direct the vote

The Trust and the Trustee each have shared voting power with respect to 600,000 shares of the Issuer’s Common Stock;

(iii)	Sole power to dispose or to direct the disposition of

The Trust and the Trustee each have sole power to dispose or direct the disposition of zero shares of the Issuer’s Common Stock; and

(iv)	Shared power to dispose or to direct the disposition of

The Trust and the Trustee each have shared power to dispose or direct the disposition of 600,000 shares of the Issuer’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Neither the Trust nor the Trustee are party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

There are no exhibits required to be filed pursuant to this Item 7.

CUSIP No. 78454K102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Matthew Flemming

FLEMMING FAMILY TRUST
/s/ Matthew Flemming, Trustee of the FLEMMING FAMILY TRUST

September 29, 2017